FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  May 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Hastings Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3P3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

May 8, 2007

Minco Silver is pleased to announce that the Company has initiated a Phase IV exploration program on its Fuwan Silver deposit located in Guangdong Province, China.

2.

Exhibits

2.1

News Release dated May 8, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Matthew Kavanagh

Date:   May 8, 2007

Matthew Kavanagh

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	May 8, 2007

NEWS RELEASE

MINCO SILVER INTITIATES PHASE IV EXPLORATION AT FUWAN

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX: MSV) is pleased to announce that the Company has initiated a Phase IV exploration program on its Fuwan Silver deposit located in Guangdong Province, China.  The program is designed to further increase the confidence level of the resource through infill drilling and cover a broad spectrum of detailed engineering work to investigate the geotechnical, hydrological, and metallurgical characteristics of the project.

Minco Silver has begun an 8,000 metre infill drilling program over the Southwest deposit area between section lines 43 and 15.  The holes are located at 80 metre centres, along new section lines 40 metres apart, and decreases the distance between adjacent holes to yield a 56 metre by 56 metre grid.  The deposit remains open to the South and the Company has planned for approximately 2,500 metres of “step out” drilling to test the Southern extension of the current area of interest.  The drilling results from this program will be incorporated into the next resource calculation as the project advances.

Approximately 3,000 to 5,000 metres of drilling will be undertaken to evaluate the hydrological aspects of the project.  The area of focus is within the Southwest and Northeast mineralized blocks as well as the Eastern boundary of the Fuwan property.  Additionally, 500 kilograms of representative core from mineralized zones within the Southwest Block will be sent to an approved facility for metallurgical testing.

Minco Silver is currently operating 8 drill rigs on the property and anticipates completion of the Phase IV exploration program by the end of July, 2007.  It is expected that the hydrological observations, compilation, and analysis of all test-work results will be completed soon after.  The Company has also begun the process of engaging an experienced and reputable engineering firm to conduct a Preliminary Economic Analysis of the project.

Minco Silver is working aggressively to advance the Fuwan Silver Project and details of the Company’s regional exploration program to test additional showings within the 10 kilometre Fuwan Silver Belt will be released within the next few weeks.

About Minco Silver

Minco Silver Corporation is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX:MMM/AMEX:MGH) and Silver Standard Resources (TSX:SSO).  For more information on Minco and our properties, please visit the website at www.mincosilver.ca  or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

President & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.